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                                                                    EXHIBIT 99.5

[LOGO OF MCLEODUSA APPEARS HERE]

                                              [PRESS RELEASE]


                    [LETTERHEAD OF MCLEODUSA APPEARS HERE]


FOR IMMEDIATE RELEASE

           MCLEODUSA ACQUIRES DIAL US OF SPRINGFIELD

     Cedar Rapids, IA, April 30, 1998 - McLeodUSA Incorporated (Nasdaq/NMS:MCLD) of Cedar Rapids, Iowa, has signed a definitive agreement to purchase substantially all assets of Dial US of Springfield, Missouri. The two companies announced the agreement today at a press conference in Springfield. Terms of the agreement were not disclosed. The transaction requires regulatory approval before closing.


    Dial US began operations in 1983 and is a privately owned company. Dial US was the first Missouri telecommunications provider to sign a network interconnection agreement with Southwestern Bell to offer competitive local service in the state. In addition to local service in the Springfield area where Dial US has approximately 4,800 access lines, the company offers competitive long distance and Internet services to nearly 7,800 customers in Missouri, Arkansas, Oklahoma, Texas and Kansas.

    McLeodUSA is the first Super Regional Competitive Local Exchange Carrier (C-
LEC), serving business and residential customers in ten Midwest and Rocky Mountain states. McLeodUSA provides integrated telecommunication services including local, long distance, voice mail, paging and Internet access. The Company is a facilities-oriented provider with nearly 5000 route miles of network.

    Steve Gray, President and Chief Operating Officer of McLeodUSA, stated, "Dial US offers similar services, is customer oriented, and has posted remarkable customer share gains in Springfield, capturing 4,800 local lines in only 13 months. The Dial US team understands the value of competition and shares the same entrepreneurial spirit that our employees exhibit every day."

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    James Hedges, President of Dial US, added,"Developing Dial US has been a tremendous experience. The telecommunications industry is exciting, but it's difficult to gain critical mass in this era of consolidation. Rather than wait to be approached by some other firm, we welcomed the opportunity to discuss a relationship with McLeodUSA. The power of a Super Regional company is positive for our community and our customers." Hedges is currently the sole owner of Dial US. He will remain in a senior management position for McLeodUSA for a period of two years.

    Gray added, "This acquisition will help speed our entry into local service in Missouri markets and will help leverage our current sales organization in St. Louis. Last month, the McLeodUSA Publishing division announced the acquisition of the Springfield telephone directory formerly published by Bi-Rite. When the new books come out in June, they will carry the Bi-Rite name for the final time. Beginning mid-1999, the directories will carry our distinctive black cover and gold star now appearing on nearly 15 million directories in 21 states. We anticipate that our McLeodUSA directory will help strengthen the recognition of the McLeodUSA name in southwestern Missouri."

    Dial US is the business name of Communications Cable-Laying Company,Inc of Springfield, Missouri.

    McLeodUSA is a provider of integrated telecommunications services to businesses and residential customers. The Company's telecommunications customers are located in ten Midwestern and Rocky Mountain States. The combined firm is a 14-state facilities-oriented telecommunications provider with 6 switches, and more that 282,000 local lines, 4,500 employees and 4,900 route miles of fiber optics network. In the next 12 months, the Company's publishing subsidiaries will distribute over 14.8 million copies of competitive directories in 21 states, reaching a population of 26 million.

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